Exhibit 10.4

Amendment to Employment Agreement between

Slavie Federal Savings Bank and Sophie T. Wittelsberger

In February 2005, the compensation committee of the board of directors increased Ms. Wittelsberger’s annual compensation, effective January 1, 2005, to $66,000 per year. In February 2005, the compensation committee of the board of directors also determined that Ms. Wittelsberger was entitled to a bonus of $6,000 for service during 2004.